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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

EMAGEON INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

29076V 10 9

(CUSIP Number)

John R. Wynn, Esq.
Lanier Ford Shaver & Payne PC
200 West Side Square, Suite 5000
Huntsville, Alabama 35801
(256) 535-1100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 29076V 10 9	SCHEDULE 13D/A	Page 1 of 15

CUSIP No. 29076V 10 9	SCHEDULE 13D/A	Page 2 of 15

1.	Name of Reporting Person: SOUTHEASTERN TECHNOLOGY FUND, L.P.		I.R.S. Identification Nos. of above persons (entities only): 63-1202132

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 72,962

		8.	Shared Voting Power: 1,583,291

		9.	Sole Dispositive Power: 72,962

		10.	Shared Dispositive Power: 1,583,291

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,583,291

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.84%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 29076V 10 9	SCHEDULE 13D/A	Page 3 of 15

1.	Name of Reporting Person: STF Partners II, L.P.		I.R.S. Identification Nos. of above persons (entities only): 63-1240735

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 348,067

		8.	Shared Voting Power: 1,583,291

		9.	Sole Dispositive Power: 348,067

		10.	Shared Dispositive Power: 1,583,291

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,583,291

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.84%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 29076V 10 9	SCHEDULE 13D/A	Page 4 of 15

1.	Name of Reporting Person: STF Partners QP II, L.P.		I.R.S. Identification Nos. of above persons (entities only): 63-1240740

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 171,712

		8.	Shared Voting Power: 1,583,291

		9.	Sole Dispositive Power: 171,712

		10.	Shared Dispositive Power: 1,583,291

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,583,291

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.84%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 29076V 10 9	SCHEDULE 13D/A	Page 5 of 15

1.	Name of Reporting Person: STF INSTITUTIONAL PARTNERS II, L.P.		I.R.S. Identification Nos. of above persons (entities only): 63-1240739

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 938,467

		8.	Shared Voting Power: 1,583,291

		9.	Sole Dispositive Power: 938,467

		10.	Shared Dispositive Power: 1,583,291

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,583,291

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.84%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 29076V 10 9	SCHEDULE 13D/A	Page 6 of 15

1.	Name of Reporting Person: SOUTHEASTERN MANAGEMENT CO. L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 63-1201656

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: ALABAMA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,583,291

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,583,291

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,583,291

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.84%

14.	Type of Reporting Person (See Instructions): IA, OO (Limited Liability Company)

CUSIP No. 29076V 10 9	SCHEDULE 13D/A	Page 7 of 15

1.	Name of Reporting Person: Chris H. Horgen		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 52,083

		8.	Shared Voting Power: 1,583,291

		9.	Sole Dispositive Power: 52,083

		10.	Shared Dispositive Power: 1,583,291

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,583,291

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.84%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 29076V 10 9	SCHEDULE 13D/A	Page 8 of 15

1.	Name of Reporting Person: SOUTHEASTERN CAPITAL CO. L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 63-1202134

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: ALABAMA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,583,291

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,583,291

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,583,291

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.84%

14.	Type of Reporting Person (See Instructions): IA, OO (Limited Liability Company)

CUSIP No. 29076V 10 9	SCHEDULE 13D/A	Page 9 of 15

1.	Name of Reporting Person: SOUTHEASTERN CAPITAL CO. II L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 63-1240741

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: ALABAMA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 1,583,291

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 1,583,291

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,583,291

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.84%

14.	Type of Reporting Person (See Instructions): IA, OO (Limited Liability Company)

CUSIP NO. 29076V 10 9	SCHEDULE 13D/A	Page 10 of 15
This Amendment No. 3 (this “Amendment No. 3”) amends the Schedule 13D filed on February 9, 2005 (the “Initial Filing”) as previously amended by the Schedule 13D/A filed on June 3, 2005 (the “Amendment No. 1”) and by the Schedule 13D/A filed on August 24, 2005; (the “Amendment No. 2;” all references to the Initial Filing in this Amendment No. 3 are to the Initial Filing as amended by the Amendment No. 1 and the Amendment No. 2), and is being filed on behalf of the Reporting Persons. The relationships between the Reporting Persons, as well as the other entities who are joining in this Amendment No. 3, are described in detail in the Initial Filing. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Initial Filing.
This Amendment No. 3 relates to the voting common stock, par value $0.001 per share, (the “Common Stock”) of Emageon Inc., a Delaware corporation (the “Company”). This Amendment No. 3 is being filed to report a change to the plan of distribution adopted on May 25, 2006, as well as the distribution of Common Stock which will result in a decrease of more than 1% of the beneficial ownership of the Company by the Reporting Persons. SETF, STFP, STFQP, and STFIP are principally engaged in the business of operating private equity funds (the “Funds”). The Funds and Horgen directly own the Common Stock to which this Amendment No. 3 relates, and the other Reporting Persons may be deemed to have beneficial ownership over the Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the Common Stock held by the Funds.
Item 6. Contracts, Arrangements, Understanding or Relationship with Respect to Securities of the Issuer.
Item 6 of the Initial Filing is hereby amended to add the following two paragraphs to the end of Item 6:
The plan of distribution adopted on May 25, 2005, by the Funds, was modified on September 29, 2005 to provide for at least two more distributions and extend distribution dates. One distribution occurred on October 4, 2005, and others will occur either during the fourth calendar quarter 2005 or the first calendar quarter 2006. The following distributions of Common Stock were made on October 4, 2005:
SETF owned 109,388 shares of Common Stock. There are seventy-four (74) limited partners in SETF. On October 4, 2005, SETF distributed 36,426 shares to the seventy-four (74) limited partners and its general partner, SCC. STFP owned 522,070 shares of Common Stock. There are sixty-seven (67) limited partners in STFP. On October 4, 2005, STFP distributed 174,003 shares to the sixty-seven (67) limited partners and its general partner, SCCII. STFQP owned 257,546 shares of Common Stock. There are twenty-nine (29) limited partners in STFQP. On October 4, 2005, STFQP distributed 85,834 shares to the twenty-nine (29) limited partners and its general partner, SCCII. STFIP owned 1,407,672 shares of Common Stock. There are fifty-five (55) limited partners in STFIP. On October 4, 2005, STFIP distributed 469,205 shares to the fifty-five (55) limited partners and its general partner, SCCII. On October 4, 2005, SCC received 364 shares of Common Stock as part of the pro rata distribution of Common Stock to the partners of SETF. On October 4, 2005, SCCII received 7,218 shares of Common Stock as part of the pro rata distribution of Common Stock to the partners of STFIP, STFP, and STFQP. Contemporaneously with the receipt of its distribution, SCC distributed 728

CUSIP NO. 29076V 10 9	SCHEDULE 13D/A	Page 11 of 15
shares of Common Stock to its Members. Contemporaneously with the receipt of its distribution, SCCII distributed 14,436 shares of Common Stock to its members. Mr. Horgen, a limited partner in the Funds and a member of both SCC and SCCII, received distributions from SCC, SCCII and the Funds which increased his direct ownership of Common Stock from 37,511 to 52,083.
Item 7. Material to be Filed as Exhibits.
Exhibit A — Joint Filing Undertaking

CUSIP NO. 29076V 10 9	SCHEDULE 13D/A	Page 12 of 15
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: October 7, 2005

Southeastern Technology Fund, L.P.

By:	Southeastern Capital Company, L.L.C., Its general partner

	By:	/s/ Chris H. Horgen

Chris H. Horgen, Manager

STF Partners II, L.P.

By:	Southeastern Capital Company II, L.L.C., Its general partner

	By:	/s/ Chris H. Horgen

Chris H. Horgen, Manager

STF Partners QP II, L.P.

By:	Southeastern Capital Company II, L.L.C., Its general partner

	By:	/s/ Chris H. Horgen

Chris H. Horgen, Manager

STF Institutional Partners II, L.P.

By:	Southeastern Capital Company II, L.L.C., Its general partner

	By:	/s/ Chris H. Horgen

Chris H. Horgen, Manager

CUSIP NO. 29076V 10 9	SCHEDULE 13D/A	Page 13 of 15

Southeastern Management Company, L.L.C.

By:	/s/ Chris H. Horgen

Chris H. Horgen, Manager

/s/ Chris H. Horgen

Chris H. Horgen

CUSIP NO. 29076V 10 9	SCHEDULE 13D/A	Page 14 of 15
Exhibit A
Joint Filing Undertaking
The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D jointly on behalf of such party.
Dated: October 7, 2005

Southeastern Technology Fund, L.P.

By:	Southeastern Capital Company, L.L.C., Its general partner

	By:	/s/ Chris H. Horgen

Chris H. Horgen, Manager

STF Partners II, L.P.

By:	Southeastern Capital Company II, L.L.C., Its general partner

	By:	/s/ Chris H. Horgen

Chris H. Horgen, Manager

STF Partners QP II, L.P.

By:	Southeastern Capital Company II, L.L.C., Its general partner

	By:	/s/ Chris H. Horgen

Chris H. Horgen, Manager

STF Institutional Partners II, L.P.

By:	Southeastern Capital Company II, L.L.C., Its general partner

	By:	/s/ Chris H. Horgen

Chris H. Horgen, Manager

CUSIP NO. 29076V 10 9	SCHEDULE 13D/A	Page 15 of 15
Exhibit A
(Cont’d)

Southeastern Management Company, L.L.C.

By:	/s/ Chris H. Horgen

Chris H. Horgen, Manager

/s/ Chris H. Horgen

Chris H. Horgen